UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) originally filed by Caribou Coffee Company, Inc., a Minnesota corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 21, 2012, relating to the tender offer by JAB Beech Inc., a Delaware corporation (“Parent” or “JAB”), Pine Merger Sub, Inc., a Minnesota corporation and a wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”), of the Company at a price of $16.00 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Offerors’ Schedule TO (together with the exhibits thereto, as it may be amended or supplemented, the “Schedule TO”), filed by Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2012.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as set forth below.

The second paragraph on page 12 in the section entitled “Background of the Offer; Contacts with the Company” is hereby amended and restated in its entirety as follows:

“Following this discussion, management made a presentation of its long-range plan, which modeled the Company’s projected net sales, segment cash flow, EBITDA, and EPS through 2016. Representatives of Moelis were present during this presentation of the Company’s long-range plan. The Company’s Board asked several questions of management regarding the long-range plan, including questions about a potential contract being negotiated with a domestic retailer. The Company’s Board on several occasions had been briefed by management on the protracted negotiations regarding the potential opportunity with such retailer, including how it had evolved from a standard licensing opportunity to a lower-margin foodservice opportunity, and the impact that the finalization and implementation of the opportunity could have on the Company. The number of retailer stores to include Company-branded coffeehouses and the timing of the roll-out that would be part of the program had varied significantly at various points during the course of the negotiations, although at the current time the retailer had been contemplating a 70-store test with the Company to determine the economic feasibility of the Company’s branded foodservice offering. The Company’s Board noted that the proposed terms did not require the retailer to build any minimum number of coffeehouses within any specific timeframe. The Company’s Board also noted that the retailer retained the right under the proposed agreement to build coffeehouses with a competing brand. Furthermore, there was no basis upon which the potential profitability of this untested concept could be determined. Nevertheless, for purposes of considering the potential opportunity, management had modeled scenarios around the possibility of the retailer-operated stores achieving average unit volume of $100,000, $200,000 or $250,000, although it had not reached any definitive conclusions about which outcome was the most likely. Based on management’s preliminary calculations, if the retailer did a 70-store roll-out, the program was estimated to result in additional Company sales of $2.0 million and additional Company operating income of $0.2 million if the retailer’s stores had average unit volume of $100,000, additional Company sales of $4.2 million and additional Company operating income of $0.9 million if the retailer’s stores had average unit volume of $200,000, and additional Company sales of $5.4 million and additional Company operating income of $1.4 million if the retailer’s stores had average unit volume of $250,000. The Company’s Board and management discussed that, until a definitive agreement was reached, approved by both parties’ boards and executed by both parties, and the coffeehouses had been developed and operated for some duration, the economic impact of the opportunity under discussion simply could not be quantified beyond speculative estimates. Following the discussion of the long-range plan, the representatives of Moelis then made a presentation regarding preliminary financial information concerning the Company and the restaurant industry more generally and several potential strategic alternatives for the Company that the Company’s Board may wish to consider, including other potential parties that may be willing to acquire the Company. During this presentation on potential strategic alternatives, the Company’s Board, the Company’s management and representatives of Moelis engaged in extensive discussions about several of these strategic alternatives that may be available to the Company. In particular, the Company’s management discussed past contacts with several potential strategic and financial buyers, including its experience in connection with its former controlling shareholder’s efforts to sell the Company or dispose of its controlling ownership position in the Company in 2010, in which no strategic buyers were identified as interested buyers; extensive discussions with potential strategic partners between 2010 and 2012 which did not lead to any transaction; a potential merger with a U.S. public company in the restaurant industry that had been explored by the Company earlier in 2012, which ultimately did not move forward in part because the extensive capital required to be expended to combine the operations of the Company and the merger partner made the transaction with that merger partner less attractive; and the related discussions with private equity firms about a possible investment, from which no party expressed interest in a possible acquisition of the Company, as well as other more informal discussions with industry participants. The Company’s Board, management and representatives of Moelis discussed, based on this information and experience involving transactions in the relevant industries, whether other companies or other parties would be willing to acquire the Company at a higher price than that proposed by the JAB Group. In particular, they considered several potential strategic buyers and whether they would have an interest in acquiring the Company, and considered among other factors the size of the transaction, the strategic fit of the operations of each company with that of the Company, the strategic benefits to the potential buyer of an acquisition of the Company, the potential buyer’s financial capacity to pay and current events at each strategic buyer. The Company’s Board, management and representatives of Moelis discussed as part of this discussion of the interest of the potential strategic buyers the Company’s experience in considering the potential merger in 2012 and the challenges presented by that merger, which made it unattractive, and they discussed that several of the potential strategic buyers of the Company likely would have similar challenges in combining their operations with those of the Company and that some of the other potential strategic buyers were perceived to be likely to be less interested in acquiring the Company given their historical acquisition strategies, existing operations and scope. As part of this discussion of strategic alternatives, the representatives of Moelis informed the Company’s Board that they believed, based on, among other things, their preliminary analyses and knowledge of the industry and the matters discussed at the meeting, that there was a low likelihood that a strategic or financial buyer would consider purchasing the Company on more attractive terms than the terms proposed by the JAB Group.”

The first paragraph on page 14 in the section entitled “Background of the Offer; Contacts with the Company” is hereby amended and restated in its entirety as follows:

“On the morning of December 14, 2012, the Company’s Board held an in-person meeting (with Mr. Tattersfield recusing himself) to discuss the proposed transaction. At Mr. Graves’ request, management provided an update regarding the status of contract negotiations with the domestic retailer. Such company had expressed uncertainty regarding whether to work with the Company on the contemplated contract terms. The retailer’s concerns included, among other things, whether Caribou was the brand desired by the retailer and continued uncertainty regarding the pacing, sequencing and exact number of stores in the roll-out under the Company’s brand. In fact, the retailer’s board on at least one occasion failed to approve a contract with the Company. The Company’s Board was concerned about the retailer’s insistence that it have the right to unilaterally terminate any agreement and then operate, or work with another party to operate, coffeehouses in its retail stores. Management of the Company identified a further risk that the retailer wanted to preclude the Company from establishing or operating, or granting others the right to establish or operate, Caribou coffeehouses in stores operated by competitors of the retailer. On the foregoing basis, management concluded that there was a significant risk that the parties would not be able to form a mutually acceptable agreement and, if the parties did come to agreement, there could be no assurance as to the number of coffeehouses that would be operated pursuant to the agreement. Any such contract with the retailer was deemed speculative and not deemed to have the probability or magnitude that would warrant the attribution of value in the Company’s Board’s consideration of the proposed terms of the JAB Group. The Company, of course, planned to continue in the ordinary course to pursue its business relationships. At Mr. Graves’ request, management then provided a financial update and observations regarding potential opportunities for the Company. Mr. Tattersfield noted the nature of competition in the Company’s industry continues to increase and the need to differentiate the Company through its product platforms, either organically or through partnerships, is critically important. Mr. Tattersfield reported that opening new stores in lower density markets outside Minnesota may be challenging. Mr. Tattersfield provided an update of the Company’s CPG business, including recent adverse trends and forecasts related to the Company’s relationship with Green Mountain and the single-serve business. The lower sales and profitability related to this relationship had caused the Company to significantly reduce its internal forecasts and external guidance earlier in 2012. He noted that, while management was optimistic about the Company’s ability to regain a growth trajectory in the single-serve category, it now has a lower sales base in this business, and its competition has increased. Mr. Tattersfield concluded that, while he remains confident in the long-term strategy of the Company, the Company’s brand and team, there is uncertainty associated with achieving the Company’s strategy in an increasingly competitive environment. At that point, Mr. Graves excused all members of management.”

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as set forth below.

The section titled “Legal Proceedings” is hereby amended and supplemented to add to the end thereof the following:

“On January 14, 2013, the parties to the Richeson Action, Greentech Action, Shah Action, Schufman Action, Arciero Action, McCormack Action, Bishop Action and Harrigill Action, executed a Memorandum of Understanding (the “Memorandum of Understanding”), setting forth the terms and conditions for settlement of each of the actions (the “Settlement”). After notice to all class members and approval by the court, the Settlement would constitute a full and final settlement of all of such actions and would preclude the filing of additional actions in Minnesota state court related to the transactions contemplated by the Merger Agreement.

Pursuant to the Memorandum of Understanding, the parties agreed that, the Company will provide additional disclosures to the Schedule 14D-9 (the “Additional Disclosures”) and Parent and Purchaser will provide dissenters’ rights modifications as follows: (a) the time period by which dissenting shareholders of the Company may demand payment in accordance with MBCA Section 302A.473, Subd. 4(b) shall be extended from within 30 days after notice is given by the Company pursuant to MBCA Section 302A.473, Subd. 4(a) to within 60 days of said notice and (b) the defendants in the actions will waive all rights to seek attorneys’ fees in connection with a dissenters’ rights proceeding pursuant to MBCA Section 302A.473, Subd. 8, from any shareholders of the Company who properly demand dissenters’ rights under Minnesota law; provided, however, that the defendants reserve all rights under any other applicable law or court rules.

Pursuant to the Memorandum of Understanding, the plaintiffs or defendants may terminate the Settlement, in the event that, among other things: (a) the Company engages in discussions regarding an Acquisition Proposal (as defined in the Merger Agreement) made by any person other than the Offerors in accordance with Section 6.2(a) of the Merger Agreement, provided that such termination of the Settlement must be made within 24 hours of the party’s receipt of notice of such Acquisition Proposal; (b) prior to the closing of the Offer, Institutional Shareholder Service, Inc. (“ISS”) makes a public announcement recommending that shareholders of the Company not tender their shares in the Tender Offer, provided that such termination of the Settlement must be made within 24 hours of the ISS announcement; or (c) the Offerors increase the price offered in the Offer or the Offer is not consummated in accordance with its terms, provided that such termination of the Settlement must be made within 24 hours of the public announcement of the price increase or the withdrawal of the Tender Offer.

The Memorandum of Understanding provides that the parties agree to negotiate in good faith an award of attorneys’ fees and expenses that will be paid to the plaintiffs and plaintiffs’ counsel upon approval by the court. If the parties cannot agree on such amount, plaintiff’s and plaintiffs’ counsel intend to petition the court for such an award.

Each defendant in the actions vigorously denies any and all wrongdoing or liability with respect to all claims, events, and transactions complained of in the actions. Each defendant in the actions specifically denies that any Additional Disclosure is required under any applicable rule, statute, regulation or law, including both federal and state law, or that the Additional Disclosures are required to be disclosed under federal or state law. The defendants, and each of them, believe that they have valid and good defenses to the causes of action that were or could have been brought in the actions.

The foregoing description of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, which is attached hereto as Exhibit (a)(5)(Q) and is incorporated herein by reference.”

The second paragraph of the section entitled “Dissenters’ Rights” is hereby amended and restated in its entirety as set forth below:

“To be entitled to payment, the dissenting shareholder seeking dissenters’ rights must not accept the Offer. In addition, if a vote of shareholders is required to approve the Merger under the MBCA, a dissenting shareholder also (a) must file with the Company, prior to the vote on the Merger, a written notice of intent to demand payment of the fair value of the dissenting shareholder’s Shares, (b) must not vote in favor of the Merger and (c) must satisfy the other procedural requirements of the MBCA; provided that, pursuant to the Memorandum of Understanding, the time frame a dissenting shareholder shall have to demand payment in accordance with MBCA Section 302A.473 Subd. 4(b) shall be extended to 60 days after notice is given by the Company pursuant to MBCA Section 302A.473, Subd. 4(a). Any shareholder contemplating the exercise of those dissenters’ rights should review carefully the provisions of Sections 302A.471 and 302A.473 of the MBCA, particularly the procedural steps required to perfect those rights, and should consult legal counsel. Dissenters’ rights will be lost if the procedural requirements of the statute, as timing for such may be extended in accordance with the above, are not fully and precisely satisfied.”

The section titled “Financial Projections” is hereby amended and supplemented to add to the end thereof the following:

“With respect to the financial projections set forth herein, management forecasts that the Company would experience coffee commodity cost decreases in 2013 and 2014 as fixed contract positions (which reflect past purchases above current market conditions) are fulfilled and the benefit of lower commodity market conditions are realized. The Company’s 2013 positions were largely fixed, and reflected in the projections. In 2014 and beyond, coffee prices were deemed to be relatively stable. The Company utilizes fixed-forward contracts as its primary coffee hedging strategy, and targets locking in positions six to twelve months in advance of need on a rolling basis. In the financial projections, management has taken a balanced view, allowing for some potential consumer price decreases if commodity levels decline, as well as the opportunity to take some product price increases if coffee commodity increases.

The Company also provided to JAB the following financial projections (in millions, except per share data):

	2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
Change in Net Working Capital	$(13.1)	$9.8	$(5.4)	$(4.7)	$(6.4)
Capital Expenditures	$14.0	$17.5	$18.5	$21.5	$25.0
Free Cash Flow	$(3.1)	$16.3	$3.1	$4.1	$2.8

(1)	Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy.
(2)	Projected.

Non-GAAP Financial Measurements. The following non-GAAP financial measures have been utilized in the tabular presentations above:

•	EBITDA which we define as net income excluding: (a) interest expense; (b) interest income; (c) depreciation and amortization; and (d) income taxes.

•

Segment cash flow which we define as EBITDA before unallocated G&A costs and net income attributable to non-controlling interest, adjusted for depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

•	Change in net working capital which we define as the difference in working capital from period to period.

•	Free cash flow which we define as cash flow from operations less capital expenditures.

These non-GAAP measures as calculated by the Company are not necessarily comparable to similarly titled measures used by other companies, are not equal to GAAP measures including net income or cash flows from operating activities as defined by GAAP, are not necessarily indicative of cash available to fund cash flow needs, and should not be considered an alternative to net income, operating income, cash flows from operating activities or the Company’s other financial information as determined under GAAP.

The following disclosures present the most directly comparable financial measures calculated and presented in accordance with GAAP, tabular non-GAAP reconciliations, why management believes the non-GAAP financial measures are useful to investors and the uses management makes of the non-GAAP financial measures.

	2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
	(In millions)
Net income attributable to Caribou Coffee Company, Inc.	$9.6	$11.4	$14.7	$17.6	$19.7
Interest expense	0.1	0.2	0.3	0.3	0.3
Interest income	—	—	—	—	—
Depreciation and amortization(3)	12.2	12.4	12.0	12.4	14.3
Provision for income taxes(4)	6.4	7.6	9.6	11.4	12.8

EBITDA	28.3	31.6	36.6	41.7	47.1
General and administrative expenses(5)	31.4	34.3	36.0	37.4	39.5
Depreciation and amortization(6)	(2.0)	(2.0)	(2.0)	(2.0)	(2.0)
Net income attributable to non-controlling interest	0.4	0.4	0.6	0.6	0.6

Segment cash flow	$58.1	64.3	71.2	77.7	85.2

(1)	Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy.
(2)	Projected.
(3)	Includes depreciation and amortization associated with the headquarters and roasting facility that are categorized as general and administrative expenses and cost of sales and related occupancy costs on the statement of operations.
(4)	Represents a blended federal and state tax rate of 40%.
(5)	Includes stock compensation expense of $2.0 million for each of the years presented.
(6)	Includes depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs.

	2012F(1)	2013P(2)	2014P(2)	2015P(2)	2016P(2)
	(In millions)
EBITDA	$28.3	$31.6	$36.6	$41.7	$47.1
Change in net working capital	(13.1)	9.8	(5.4)	(4.7)	(6.4)
Income tax(3)	(4.3)	(7.6)	(9.6)	(11.4)	(12.8)

Cash flow from operations	10.9	33.8	21.6	25.6	27.8
Capital expenditures	(14.0)	(17.5)	(18.5)	(21.5)	(25.0)

Free cash flow	$(3.1)	16.3	3.1	4.1	2.8

(1)	Forecast. Excludes estimate of $5 million non-recurring inventory loss related to Hurricane Sandy.
(2)	Projected.
(3)	Income tax for the year 2012 includes the impact of utilizing remaining net operating loss carryforwards to satisfy income tax obligations.

Management believes EBITDA is useful to investors in evaluating the Company’s operating performance because the Company’s coffeehouse leases are generally short-term and Caribou must depreciate all of the cost associated with those leases on a straight-line basis over the initial lease term excluding renewal options (unless such renewal periods are reasonably assured at the inception of the lease). The Company opened a net 202 company-operated coffeehouses from the beginning of fiscal 2003 through the end of the third quarter of fiscal 2012. As a result, management believes depreciation expense is disproportionately large when compared to the sales from a significant percentage of the coffeehouses that are in their initial years of operations. Also, many of the assets being depreciated have actual useful lives that exceed the initial lease term excluding renewal options. Consequently, management believes that adjusting for depreciation and amortization is useful for evaluating the operating performance of the coffeehouses. Furthermore, the Company has historical net operating losses and other deferred tax assets that impact its ability to qualify for various tax credits. Consequently, management believes that adjusting for the impact of income taxes is useful in evaluating the overall performance of the Company. Management uses EBITDA (1) as a measurement of operating performance because it assists management in comparing its operating performance on a consistent basis as it removes the impact of items not directly resulting from coffeehouse operations; (2) for planning purposes, including the preparation of its internal annual operating budget; and (3) to evaluate the Company’s capacity to incur and service debt, fund capital expenditures and expand the business.

Segment cash flow represents EBITDA before unallocated G&A costs and net income attributable to non-controlling interest, adjusted for depreciation and amortization associated with the roasting facility categorized as cost of sales and related occupancy costs on the statement of operations which get charged to the segments as a component of total coffee costs. Management believes segment cash flow is useful to investors in evaluating the Company’s operating performance because it provides an opportunity to compare how effective the Company’s core business is, either between periods or with competitors, and can be used to benchmark the type of returns the Company can expect on sales without the impact of general and administrative overhead expenses. Management uses segment cash flow as a measurement of operating performance because it assists management in comparing how efficient the Company’s segments are, both between periods and compared to the Company’s competitors.

Management has furnished changes in net working capital and free cash flow in connection with settlement of the pending shareholder litigation. Management does not use these measures for any other purposes and does not express a view on their utility.”

The section titled “Financial Analyses of the Company” is hereby amended and supplemented as set forth below.

The first paragraph of the subsection with the heading “Selected Public Companies Analysis” on page 30 is hereby amended and restated in its entirety as follows:

“Moelis reviewed selected financial and stock market information of eight selected publicly traded restaurant companies listed below and compared this financial and stock market information with that of the Company. Moelis selected companies in the restaurant industry with operations that for purposes of analysis are comparable in certain respects to the operations of the Company, taking into consideration in particular, among other things, size, percentage of company owned vs. franchised restaurants and margin and growth characteristics.”

The first paragraph of the subsection with the heading “Selected Precedent Transactions Analysis” on page 31 is hereby amended and restated in its entirety as follows:

“Moelis reviewed selected financial information of the selected transactions in the restaurant industry announced between April 1, 2010 and November 14, 2012 listed below and compared this financial information with that of the Transaction. Moelis selected transactions involving target companies in the restaurant industry with operations that for purposes of analysis are comparable in certain respects to the operations of the Company, taking into consideration in particular, among other things, size, percentage of company owned vs. franchised restaurants and margin and growth characteristics.”

The first paragraph of the subsection with the heading “Discounted Cash Flow Analysis” on page 32 is hereby amended and restated in its entirety as follows:

“Moelis performed a discounted cash flow analysis of the Company using financial forecasts and other information and data provided by the Company’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by the Company. In performing the discounted cash flow analysis of the Company, Moelis utilized a range of discount rates of 10.5% to 11.5% to calculate estimated present values as of December 31, 2012 of (i) the Company’s estimated after-tax unlevered free cash flows for January 1, 2013 through December 31, 2016, and (ii) estimated terminal values derived by applying a range of multiples of 8.0x to 9.0x to the Company’s terminal year Adjusted EBITDA. The range of discount rates used by Moelis was based on the estimated average weighted cost of capital of the Company using the mean average of the unlevered betas of the six Selected Restaurants used in the selected public companies analysis described above. Moelis selected the range of 8.0x to 9.0x EBITDA to estimate terminal values based on a review of the LTM EBITDA multiple range (8.0x to 10.0x) selected by Moelis in the selected public companies analysis described above and the LTM EBITDA multiple range (7.5x-9.5x) selected by Moelis in the selected transactions analysis described above. For purposes of this analysis, Moelis treated stock-based compensation expense and pre-opening expense as cash expenses for purposes of determining unlevered free cash flow.”

The first paragraph of the subsection with the heading “Other Information” on page 33 is hereby amended and restated in its entirety as follows:

“Other Information. Moelis also noted for the Company’s Board certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•

the historical trading prices for the Shares during the 52-week period ended December 14, 2012, which reflected low and high closing stock prices during such period ranging from $10.24 to $18.64 per Share; and

•

the historical trading prices for the Shares for the period from May 3, 2012 ending December 14, 2012, to capture trading performance following the downward revision of guidance pertaining to the Company’s business relationship with Green Mountain Coffee Roasters, Inc., which reflected low and high closing stock prices during such period ranging from $10.24 to $14.71 per Share; and

•

one-year forward stock price targets for the Shares in recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets discounted to present value (using a 13.0% discount rate, reflective of Caribou’s estimated cost of equity) ranging from $10.62 to $16.81 per Share.”

The first paragraph on page 34 under the subsection with the heading “Miscellaneous” is hereby amended and restated in its entirety as follows:

“Moelis’ affiliates, employees, officers and partners may at any time own securities of the Company and JAB or its affiliates. Moelis has provided investment banking and other services to the Company and affiliates of JAB unrelated to the Transaction and currently and in the future may provide such services to JAB or its affiliates and has received and may receive compensation for such services. In the past two years prior to the date of Moelis’ opinion, Moelis acted as financial advisor to the Company on a potential acquisition of a business, which acquisition was not completed and for which engagement Moelis did not receive any fees. Moelis also acted as financial advisor to Coty, Inc., an affiliate of JAB, on its acquisition of OPI Products, Inc., a transaction that closed in December 2010. This affiliate paid Moelis a fee for this engagement equal to $5.5 million.”

Item 9. Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is hereby amended and restated by the following:

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated December 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(1)(F)	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(2)(A)	Letter from Gary Graves, Non-Executive Chairman of the Company, to shareholders of the Company, dated December 21, 2012.*

(a)(5)(A)	Joint press release issued by the Company and JAB, dated December 17, 2012 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 17, 2012).

(a)(5)(B)	Opinion of Moelis & Company LLC, dated December 16, 2012 (attached hereto as Annex II).*

(a)(5)(C)	Summary Advertisement, published December 21, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(D)	Complaint filed by James Randolph Richeson in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(E)	Complaint filed by Greentech Research LLC in the District Court of the State of Minnesota, Fourth Judicial District on December 18, 2012 (incorporated by reference to Exhibit (a)(5)(C) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(F)	Complaint filed by Suketu Shah, in the District Court of the State of Minnesota, Fourth Judicial District on December 20, 2012 (incorporated by reference to Exhibit (a)(5)(D) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(a)(5)(G)	Order Granting Companioning of Cases, issued December 21, 2012 by the District Court of the State of Minnesota, Fourth Judicial District (incorporated by reference to Exhibit (a)(5)(E) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

Exhibit No.	Document

(a)(5)(H)	Complaint filed by Mary Arciero, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(F) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(I)	Complaint filed by Jay Schufman, in the District Court of the State of Minnesota, Fourth Judicial District on December 21, 2012 (incorporated by reference to Exhibit (a)(5)(G) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 27, 2012).

(a)(5)(J)	Frequently Asked Questions regarding Employee Stock Options, Restricted Stock, and Shares of Stock.*

(a)(5)(K)	Amended Complaint filed by James Randolph Richeson, in the District Court of the State of Minnesota, Fourth Judicial District on December 27, 2012 (incorporated by reference to Exhibit (a)(5)(H) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 28, 2012).

(a)(5)(L)	Complaint filed by Thomas McCormack, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012 (incorporated by reference to Exhibit (a)(5)(I) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on December 31, 2012).

(a)(5)(M)	Complaint filed by Delmar Bishop, in the District Court of the State of Minnesota, Fourth Judicial District on December 28, 2012 (incorporated by reference to Exhibit (a)(5)(J) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 2, 2013).

(a)(5)(N)	Complaint filed by Ryan David Harrigill, in the District Court of the State of Minnesota, Fourth Judicial District on January 2, 2013 (incorporated by reference to Exhibit (a)(5)(K) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 3, 2013).

(a)(5)(O)	Complaint filed by Steven Morgan, in the United States District Court, District of Minnesota on January 7, 2013 (incorporated by reference to Exhibit (a)(5)(L) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 8, 2013).

(a)(5)(P)	Complaint filed by Bipin Agarwal, in the United States District Court, District of Minnesota on January 8, 2013 (incorporated by reference to Exhibit (a)(5)(M) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 9, 2013).

(a)(5)(Q)	Memorandum of Understanding, entered into as of January 14, 2013, by and among Defendants Caribou Coffee Company, Inc., JAB Beech Inc., Pine Merger Sub, Inc., Michel J. Tattersfield, Gary A. Graves, Kip R. Caffey, Sarah Palisi Chapin, Philip H. Sanford, Charles H. Ogburn and Wallace B. Doolin, and Plaintiffs Greentech Research LLC, James Randolph Richeson, Suketu Shah, Jay Schufman, Mary Arciero, Thomas McCormack, Delmar Bishop, and Ryan David Harrigill on behalf of themselves and as putative representatives of the absent members of the alleged class that the plaintiffs purport to represent (incorporated by reference to Exhibit (a)(5)(N) to the Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission by JAB and Purchaser on January 14, 2013).

(d)(1)	Agreement and Plan of Merger, dated as of December 16, 2012, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on December 17, 2012).

(d)(2)	Confidentiality Agreement, dated December 7, 2012, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission by JAB and Purchaser on December 21, 2012).

(e)(1)	2001 Stock Option Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(2)	Amendment No. 1 to the 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(3)	Form of Stock Option Grant and Agreement under 2001 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed July 19, 2005 (File No. 333-126691)).

(e)(4)	Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Annex A to the Company’s Definitive Proxy Statement on Schedule 14A filed March 27, 2012 (File No. 333-126691)).

(e)(5)	Form of Stock Option Grant and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(6)	Form of Restricted Stock Award and Agreement under Amended and Restated 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed March 25, 2011 (File No. 000-51535)).

(e)(7)	Form of Directors and Officers Indemnification Agreement (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-K for the year ended January 1, 2006 (File No. 000-51535)).

(e)(8)	Employment Agreement with Michael J. Tattersfield, dated August 1, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed August 4, 2008 (File No. 000-51535)).

(e)(9)	Employment Agreement with Timothy J. Hennessy, dated September 9, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed September 9, 2008 (File No. 000-51535)).

(e)(10)	Caribou Coffee Company, Inc. 2012 Severance Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 17, 2012 (File No. 000-51535)).

(e)(11)	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

(e)(12)	Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed by the Company on March 25, 2011 (File No. 000-51535)).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARIBOU COFFEE COMPANY, INC.

By:	/s/ Dan E. Lee
Name:	Dan E. Lee
Title:	Senior Vice President, General Counsel and Secretary

Dated January 14, 2013